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Washington, DC 20549

Attention:	Blake Grady & Nicholas Panos

Re:	Blaize Holdings, Inc. Schedule 13D filed July 11, 2025 by Dinakar Munagala File No. 005-93191

Dear Mr. Grady and Mr. Panos:

On behalf of Dinakar Munagala, Chief Executive Officer of our client, Blaize Holdings, Inc. (the “Company”), we set forth below Mr. Munagala’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 13, 2025 (the “Comment Letter”), regarding the Schedule 13D filed on July 11, 2025 by Mr. Munagala (the “Schedule 13D”).

For ease of reference, the Staff’s comment has been repeated below in bold type, followed by the Company’s response.

Schedule 13D filed July 11, 2025

General

1.

We note that the date of event reported as requiring the filing of the Schedule 13D was May 2, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the May 2, 2025 event date, the Schedule 13D submitted on July 11, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

August 18, 2025

Response:

We respectfully advise the Staff that the late filing was due to an administrative oversight. Specifically, on July 1, 2025, a significant number of Mr. Munagala’s employee stock options vested in accordance with their terms. As a result of this vesting event, the Company determined that Mr. Munagala beneficially owned more than five percent of the Company’s outstanding Common Stock, and informed Mr. Munagala of his resulting obligation to report his beneficial ownership on a Schedule 13D. After learning this, Mr. Munagala filed the Schedule 13D. In accordance with Rule 13d-3(d)(1)(i), Mr. Munagala was deemed to be the beneficial owner of the shares underlying the options on May 2, 2025, which was disclosed as the date of the event of requiring filing of the Schedule 13D.

We respectfully note that all material information in the Schedule 13D, including Mr. Mungala’s ownership of the options and the vesting provisions of such options, was previously disclosed in Mr. Munagala’s and the Company’s public filings with the Commission. Such filings include the Form 4 filed by Mr. Munagala on January 15, 2025, the registration statement on Form S-1 filed by the Company on February 10, 2025 (File No. 333-284365) and the Company’s Annual Report on Form 10-K filed on April 15, 2025. Therefore, Mr. Munagala’s Schedule 13D filing did not alter the total mix of information available to investors or delay disclosure of any material information regarding Mr. Munagala’s ownership. Mr. Munagala understands the importance of the Schedule 13D amendment requirements, and he is working with the Company and outside counsel to ensure compliance with those requirements. Such efforts include the creation of a schedule of future equity award vesting events to monitor material changes in Mr. Munagala’s beneficial ownership in anticipation of such events.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (202) 637-2257 or Michele Anderson at (202) 637-2109.

Sincerely,

/s/ William K. Hackett
William K. Hackett, Latham & Watkins LLP

cc:	Dinakar Munagala, Chief Executive Officer, Blaize Holdings, Inc.

Kim Evans, General Counsel, Blaize Holdings, Inc.

Michele Anderson, Latham & Watkins LLP

Ryan Lynch, Latham & Watkins LLP